

December 17, 2012

Via E-mail
J. Rod Martin
Chief Executive Officer
Sierra Resource Group, Inc.
9550 S. Eastern Avenue, Suite 253
Las Vegas, Nevada 89123

> **Re:** **Sierra Resource Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 4, 2012**
> **Supplemental Response submitted December 7, 2012**
> **File No. 000-25301**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 from our letter dated November 23, 2012. Please include the information provided in your response to comment 2 in your amended preliminary information statement.

2. In addition, we note the reference to "the option of creating a series of preferred shares which would give a limited number of individuals the voting powers to execute a shareholder written consent." In your revised disclosure, please address the apparent change in control and clarify when such change in control was intended to and, if different, actually occurred. See also comment 5 from our letter dated November 23, 2012 and revise to disclose when the Item 5.01 Form 8-K should have been filed.

3.   We note your response to comment 3 from our letter dated November 23, 2012. Please provide a full description of the terms of your new class of preferred shares in your amended preliminary information statement.

4.   We note your response to comment 4 in our letter dated November 23, 2012. Given that your preferred shares appear to have been properly issued on February 20, 2012, it is not clear why a certificate of corrections to correct the number of authorized shares of common stock reflected on your Articles of Incorporation was not filed until April 13, 2012. Please revise your amended information statement to briefly describe the reasons for the delay.

5.   We note your response to comment 7 in our letter dated November 23, 2012, and we reissue the comment. While your amended information statement contains discussion of how and when the board might use the newly authorized shares, it does not state whether the board has any current plans to issue the newly authorized shares or to issue debt convertible into the newly authorized shares. Please provide these additional details with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director